LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited - in thousands of US dollars)

	March 31,	December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$92,606	$133,207
Accounts receivable	199,868	110,873
Inventories	82,310	46,791
Prepaid expenses	11,998	11,298
	386,782	302,169
Reclamation fund	64,616	59,174
Mineral properties, plant and equipment	2,418,608	2,233,030
Investments	1,542,154	1,525,181
Other assets	8,478	6,763
Future income tax assets	83,294	80,582
Goodwill	545,608	503,925
	$5,049,540	$4,710,824
LIABILITIES
Current
Accounts payable	$108,027	$106,266
Accrued liabilities	90,324	90,865
Income taxes payable	77,281	103,526
Current portion of long term debt and capital leases	8,237	8,640
Current portion of deferred revenue	4,929	7,243
	288,798	316,540
Long-term debt and capital leases	188,545	89,496
Other long-term liabilities	7,387	5,301
Deferred revenue	162,826	148,878
Derivative instruments liability	9,842	10,502
Provision for pension obligations	18,789	17,074
Asset retirement obligations and other provisions	145,995	132,080
Future income tax liabilities	476,927	448,619
Non-controlling interest	502	528
	1,299,611	1,169,018
SHAREHOLDERS' EQUITY
Share capital	3,219,671	3,233,682
Contributed surplus	18,317	14,179
Accumulated other comprehensive income	410,480	271,301
Retained earnings	101,461	22,644
	3,749,929	3,541,806
	$5,049,540	$4,710,824

APPROVED BY THE BOARD

(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin, Director	Dale C. Peniuk, Director
See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - in thousands of US dollars, except for shares and per share amounts)

	Three months ended
	March 31,
	2008	2007
Sales	$305,732	$193,920
Expenses
Mining operations	(104,988)	(68,033)
Accretion of asset retirement obligations	(2,447)	(1,120)
Depreciation, depletion and amortization	(52,907)	(34,810)
General exploration and project investigation	(10,086)	(5,231)
Selling, general and administration	(11,121)	(5,433)
Stock-based compensation	(4,235)	(1,520)
Foreign exchange losses	(6,224)	(2,720)
Losses on derivative instruments	(3,611)	(5,524)
Interest and other income and expenses	2,813	4,029
Interest and bank charges	(3,416)	(910)
	(196,222)	(121,272)
Earnings before undernoted items	109,510	72,648
Operating losses in equity investments	(111)	-
Loss on sale of assets	(12)	-
Non-controlling interest	3	-
Earnings before income taxes	109,390	72,648
Current income taxes	(30,229)	(16,700)
Future income taxes	(344)	(3,868)
Net earnings for the period	$78,817	$52,080

Earnings per share
Basic	$0.20	$0.18
Diluted	$0.20	$0.18
Weighted average number of shares outstanding
Basic	390,821,044	285,453,531
Diluted	390,942,398	286,057,904

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - in thousands of US dollars)

	Three months ended
	March 31,
	2008	2007

Net earnings for the period	$78,817	$52,080
Other comprehensive income
Decrease in fair value of available-for-sale securities, net of taxes	(28,477)	8,357
Unrealized loss on available-for-sale securities disposed during the period	24	-
Cumulative translation adjustment	167,632	19,602
	139,179	27,959
Comprehensive income for the period	$217,996	$80,039

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited - in thousands of US dollars)

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive	Retained
	Shares	Capital	Surplus	Income	Earnings	Total
Balance, December 31, 2007	392,489,131	$3,233,682	$14,179	$271,301	$22,644	$3,541,806
Stock-based compensation	-	-	4,235	-	-	4,235
Exercise of stock options & SARs	75,000	546	-	-	-	546
Transfer of fair value on exercise of stock options & SARs	-	97	(97)	-	-	-
Shares purchased and cancelled pursuant to normal course issuer bid	(2,150,700)	(14,654)	-	-	-	(14,654)
Translation adjustment for the period	-	-	-	167,632	-	167,632
Changes in fair value of available-for-sale securities	-	-	-	(28,477)	-	(28,477)
Unrealized loss on available-for-sale securities disposed during the period	-	-	-	24	-	24
Net earnings for the period	-		-	-	78,817	78,817
Balance, March 31, 2008	390,413,431	$3,219,671	$18,317	$410,480	$101,461	$3,749,929

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - in thousands of US dollars)

	Three months ended March 31,
	2008	2007
Operating activities
Net earnings for the period	$78,817	$52,080
Items not involving cash
Depreciation, depletion and amortization	52,907	34,912
Amortization of deferred revenue	(1,619)	(1,107)
Stock-based compensation	4,235	1,520
Future income tax expense	344	3,868
Accretion on asset retirement obligations	1,556	-
Provision for pensions	891	221
Other	(196)	4,230
Unrealized losses (gains) on derivative instruments	(1,378)	7,095
Unrealized foreign exchange losses	4,354	3,791
	139,911	106,610
Reclamation payments	(113)	-
Changes in non-cash working capital items	(136,318)	(95,937)
Cash flow from operating activities	3,480	10,673
Financing activities
Common shares issued	544	4,310
Put premium payments	-	(3,889)
Proceeds from loans and other long-term obligations	95,871	-
Purchase of treasury shares	(17,974)	-
Debt and capital lease payments	(1,278)	(1,106)
	77,163	(685)
Investing activities
Mineral property, plant and equipment expenditures	(79,315)	(33,090)
Investment in Tenke Fungurume	(42,000)	-
Investments in available-for-sale securities	(4,675)	(58,430)
Other	517	4
	(125,473)	(91,516)
Effect of foreign exchange on cash and cash equivalents	4,229	(3,249)
Decrease in cash and cash equivalents during period	(40,601)	(84,777)
Cash and cash equivalents, beginning of period	133,207	402,170
Cash and cash equivalents, end of period	$92,606	$317,393

Supplemental Cash Flow Information (Note 14)

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2007.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2007 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2007 figures have been reclassified to conform to the 2008 presentation.

2.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

New Accounting Standards

Effective January 1, 2008 the Company has adopted the following CICA accounting standards:

a)

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

b)

Section 3031 – Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Adoption of this standard did not have any effect on the financial statements.

c)

Section 3862 – Financial Instruments – Disclosures

This Section requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

3.

INVENTORIES

Inventories consist of:
	March 31,	December 31,
	2008	2007
Ore stock piles	$21,273	$9,858
Concentrate stock piles	29,161	11,449
Materials and supplies	31,876	25,484
	$82,310	$46,791

4.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:
	March 31, 2008
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Impairment	Net
Exploration properties	$304,172	$-	$-	$304,172
Mineral properties	1,954,488	335,155	-	1,619,333
Plant and equipment	440,352	88,833	-	351,519
Development	143,584	-	-	143,584
	$2,842,596	$423,988	$-	$2,418,608

	December 31, 2007
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Impairment	Net
Exploration properties	$281,787	$-	$-	$281,787
Mineral properties	1,874,790	298,775	78,590	1,497,425
Plant and equipment	421,962	73,288	-	348,674
Development	219,657	-	114,513	105,144
	$2,798,196	$372,063	$193,103	$2,233,030

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

5.

INVESTMENTS

Investments include the following:
	March 31,	December 31,
	2008	2007
Available-for-sale securities	$182,982	$207,814
Equity investments	1,359,172	1,317,367
	$1,542,154	$1,525,181

(a)

Available-for-sale securities

Available-for-sale securities consist of marketable securities which had a market value of $182.9 million at March 31, 2008 (December 31, 2007 – $207.8 million). These investments consist of shares in publicly traded mining and exploration companies.

The Company holds less than a 20% equity interest in each of the company in which it holds available-for-sale securities and does not exercise significant influence over any of these companies.

(b)

Equity investments

Equity investments consist of the following:
	March 31,	December 31,
	2008	2007
Tenke Fungurume Holdings Ltd.	$1,356,814	$1,314,814
Sanu Resources Inc.	2,358	2,553
	$1,359,172	$1,317,367

During the quarter ended March 31, 2008, the Company made additional cash advances of $42.0 million to fund its portion of the Tenke project expenditures.

On February 19, 2008, the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo (the "Government") pertaining to the review of mining contracts in the country. This letter was addressed to Tenke Fungurume Mining S.A.R.L. ("TFM") and request further discussions take place with Gecamines, the DRC state-owned mining company, on such matters as the quantum of transfer payments, percentage share ownership and its involvement in the management in TFM, regularization of certain issues under Congolese law and the implementation of social plans.

The Company believes that its agreements with Freeport McMoRan Copper and Gold Inc. ("Freeport") and TFM’s agreements with the Government are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. An appropriate response has been made to the Ministry of Mines; however, until there is a resolution in this matter, the carrying value of the Company’s interest is subject to uncertainty.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

6.

LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:
	March 31,	December 31,
	2008	2007

Five year revolving credit facility	$135,222	$40,352
Somincor bonds due 2009	42,625	39,369
Capital lease obligations	8,193	8,358
Deferred employee housing sales	297	274
Investment incentive loan	550	729
Aljustrel debt	2,723	2,516
Rio Narcea debt	7,172	6,538
	196,782	98,136
Less: current portion	(8,237)	(8,640)

	$188,545	$89,496

Management believes that the fair value of long-term debt approximates its carrying value.

7.

DEFERRED REVENUE

The following table summarizes the changes in deferred revenue balance:
Balance, December 31, 2007	$156,121
Amortization during period	(1,619)
Effect from changes in foreign exchange rates	13,253
167,755
Less: current portion	(4,929)

Balance, March 31, 2008	$162,826

8.

DERIVATIVE INSTRUMENTS LIABILITY

The derivative contracts include forward sale, swap, option contracts for the purpose of managing the related risks and are not for trading purposes. As at March 31, 2008, the Company had derivative liabilities for future metal delivery commitments as follows:
			Outstanding Contractual Obligations due
		2008		2009		2010 and beyond

			Average price	Quantity	Average price	Quantity	Average price	Fair Value as at
	Units	Quantity		(000's)		(000's)		March 31, 2008

Lead	tonnes	6,375	$0.68	-	-	-	-	$(8,359)
Zinc	tonnes	1,800	$1.23	-	-	-	-	670
Silver	ounces	75,276	$11.60	117,072	$11.60	167,460	$11.60	(2,153)
								$(9,842)

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

9.

ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel, Aguablanca and Galmoy mines, are as follows:
		Employee
		Severance due
	Site	on mine
	Restoration	closure	Total

Balance, December 31, 2007	$121,871	$10,209	$132,080
Accretion expense	1,530	-	1,530
Other provisions	-	891	891
Reclamation expenditures	(350)	-	(350)
Effect on changes in foreign exchange rates	10,198	1,646	11,844
Balance, March 31, 2008	$133,249	$12,746	$145,995

10.

HARE CAPITAL

(a)

The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

(b)

Stock options

The Company has an incentive stock option plan (the "Plan") available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company's shares on February 5, 2007, the number of shares reserved under the Plan amounts to 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted will be fixed by the Board of Directors and may not exceed 10 years from the date of grant.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted or vested during the year.

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. During the first quarter of 2008, the fair value of all new stock option grants was $2.2 million (2007 - $1.0 million). Under this same method, the Company recorded a stock compensation expense of $4.2 million for the first quarter of 2008 (2007 - $1.5 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes risk-free interest rates of 3.1% to 3.8%, no dividend yield, expected life of 2.5 years with an expected price volatility ranging from 50% to 53%. Stock options granted during the first quarter of 2008 vest one-third immediately, one-third after one year, and one-third after two years.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The unrecognized stock compensation expense for unvested options at March 31, 2008 was $9.0 million.

The continuity of incentive stock options issued and outstanding is as follows:
		Weighted average
	Number of	exercise price
	Options	(CAD$)

Outstanding, December 31, 2007	6,117,828	$5.11
Granted during the quarter	903,360	7.26
Cancelled during the quarter	(120,000)	12.74
Exercised during the quarter	(75,000)	7.39
Outstanding, March 31, 2008	6,826,188	$11.27

During the quarter ended March 31, 2008, the Company granted 903,360 incentive stock options to employees and officers at a weighted average price of CAD$7.26 each that expires between January 15, 2013 and March 19, 2013.

The following table summarizes options outstanding as at March 31, 2008, as follows:
	Outstanding Options			Exercisable Options
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number of	Contractual	Exercise	Number of	Contractual	Exercise
Range of exercise	Options	Life	Price	Options	Life	Price
prices (CAD$)	Outstanding	(Years)	(CAD$)	Exercisable	(Years)	(CAD$)
$2.28 - $5.79	187,068	1.9	$3.40	187,068	1.9	$3.40
$5.80 - $10.59	2,178,360	4.3	8.76	1,383,353	4.3	8.31
$10.60 - $14.97	4,460,760	3.9	12.83	1,995,960	3.1	12.87
	6,826,188	4.0	$11.27	3,826,381	3.5	$10.75

(c)

Stock Appreciation Rights

In 2006, on the acquisition of EuroZinc, the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to either purchase the shares in the Company or receive a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The continuity of stock appreciation rights issued and outstanding is as follows:

		Weighted
		average
	Number of stock	exercise
	appreciation	price
	rights	(CAD$)
Outstanding, December 31, 2007	306,720	$6.69
Exercised during the quarter	-	-
Outstanding, March 31, 2008	306,720	$6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at March 31, 2008 was $0.6 million (December 31, 2007 - $1.0 million).

		Weighted
		average
	Number of stock	exercise
	appreciation	price
Expiry date	rights	(CAD$)

June 8, 2010	135,360	$2.31
May 11, 2011	171,360	10.15
Outstanding, March 31, 2008	306,720	$6.69

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

11.

SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland, Russia and the Democratic Republic of Congo. The Company has seven reportable segments as identified by the individual mining operations at each of its five operating mines as well as its significant joint venture with Metropol and its investment in the Tenke Fungurume project. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

Operating segmented information is as follows:
	Three months ended March 31,
	2008	2007
Sales
Neves-Corvo, Portugal	$169,162	$111,507
Zinkgruvan, Sweden	48,633	49,476
Aguablanca, Spain	51,303	-
Galmoy, Ireland	26,808	17,752
Storliden, Sweden	9,779	15,544
Other	47	(359)
	$305,732	$193,920

	Three months ended March 31,
	2008	2007
Operating profit*
Neves-Corvo, Portugal	$101,031	$54,204
Zinkgruvan, Sweden	27,730	30,766
Aguablanca, Spain	10,679	-
Galmoy, Ireland	2,577	610
Storliden, Sweden	3,484	4,748
Other	(111)	(371)
	$145,390	$89,957

	March 31,	December 31,
	2008	2007
Total assets
Neves-Corvo**, Portugal	$2,096,772	$1,888,150
Zinkgruvan, Sweden	512,668	455,618
Aguablanca, Spain	879,824	840,175
Galmoy, Ireland	175,304	169,547
Storliden, Sweden	48,670	62,330
Ozernoe, Russia	168,549	164,933
Tenke Fungurume, Congo	1,356,818	1,314,819
Other	(189,065)	(184,748)
	$5,049,540	$4,710,824

*

Non-GAAP measure - Operating profit is defined as sales less the cost of mining operations, accretion of asset retirement obligation and depreciation, depletion and amortization.

**

Neves-Corvo figures include the assets of the Aljustrel mine under development in Portugal.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Geographic segmented information is as follows:

	Three months ended March 31,
	2008	2007
Sales
Portugal	$169,162	$111,507
Sweden	58,459	65,020
Spain	51,303	-
Ireland	26,808	17,752
Other	-	(359)
	$305,732	$193,920

	Three months ended March 31,
	2008	2007
Operating profit*
Portugal	$101,001	$54,204
Sweden	31,230	35,514
Spain	10,679	-
Ireland	2,577	610
Other	(97)	(371)
	$145,390	$89,957

	March 31,	December 31,
	2008	2007
Total assets
Portugal	$2,097,415	$1,888,827
Sweden	272,021	208,917
Spain	879,954	840,175
Ireland	175,304	169,547
Russia	168,549	164,933
Democratic Republic of Congo	1,356,818	1,314,819
Other	99,479	123,606
	$5,049,540	$4,710,824

*

Non-GAAP measure - Operating profit is defined as sales less the cost of mining operations, accretion of asset retirement obligation and depreciation, depletion and amortization.

12.

MANAGEMENT OF CAPITAL RISK

The Company’s objectives when managing its capital include ensuring a sufficient combination of positive operating cash flows and debt financing in order to meet its ongoing capital development and exploration programs in a way that maximizes the shareholder return given the assumed risks of its operations while at the same time safeguarding the Company’s ability to continue as a going concern. The Company considers the following items as capital: shareholders’ equity and long-term debt.

Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions in the jurisdictions in which it operates. In doing so, the Company may issue new shares or debt, buyback issued shares or pay off any outstanding debt, or make changes to its portfolio of strategic investments. The Company’s current policy is to not pay out dividends but rather reinvest its earnings in the business.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors of proposed expenditure programs and market conditions within the mining industry.

The Company continues to be in compliance with all externally imposed capital requirements, specifically as they relate to debt covenants on its five-year revolving credit facility (Note 7).

13.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, including currency risk, price risk, credit risk, interest rate risk, and liquidity risk.

Currency Risk

Based on the international nature of its operations, the Company is exposed to currency risk, with the primary exposures being the US dollar vis-à-vis both the Euro and the Swedish Krona. A significant change in the currency exchange rates between the US dollar and either of the aforementioned foreign currencies could have an effect on the Company’s operating results. Additionally, a significant change in the same currency exchange rates would have a significant effect on other comprehensive income.

As at March 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Euros and Swedish Kronor as noted below:
			Swedish	Canadian
	US Dollar	Euro	Krona	Dollar
	(millions)	(millions)	(millions)	(millions)
Cash and cash equivalents	56.9	1.1	1.1	-
Other working capital items	147.3	(0.6)	(1.7)	-
Available-for-sale investments	-	-	-	53.1
Long-term debt	63.2	-	-	-

Price Risk

The Company is subject to price risk associated with fluctuations in the market prices for metals. At present the Company has chosen to unwind its existing hedge profile based on its overall view of the commodity markets; however, it may at its election use hedge contracts to manage its exposure to changes in commodity prices, the use of which is subject to both the approval of the Hedge Committee and the Board of Directors. The Company is not only subject to price risk on its hedge profile but also on the final settlement of its trade receivables.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three months ended March 31, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The sensitivity of the Company’s financial instruments before considering the effect of increased metal prices on smelter treatment charges is as follows:
			Effect of financial
	Price on		instruments on
	March 31/08		pre-tax earnings
	($US/tonne)	Change	($ millions)
Copper	8,520	+10%	8.3
Zinc	2,303	+10%	6.4
Lead	2,793	+10%	3.0
Nickel	29,805	+10%	5.7

Credit Risk

The exposure to credit risk arises through the failure of a customer or another third party to meet its contractual obligations with the Company. Cash balances are held in banks which are considered to be of high credit quality. The Company believes that its maximum exposure to credit risk as at March 31, 2008 is the carrying value of its trade receivables. The Company does not hold any asset backed commercial paper.

Interest Rate Risk

The Company’s exposure to interest rate risk arises both from the interest rate impact on its cash and cash equivalents as well as on its debt facilities. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any short-term investments included in cash and cash equivalents as they are generally held to maturity with large financial institutions. The Company does not own any asset-backed commercial paper.

As at March 31, 2008, holding all other variables constant and considering the Company’s outstanding debt of $196.8 million, a 1% change in the interest rate would result in an approximate $2.0 million interest expense on an annualized basis.

Liquidity Risk

The Company actively manages its liquidity risk through the use of its cash and cash equivalents as well as its credit facilities. The treasury function is responsible for monitoring actual spending versus forecasted cash flows, selecting short-term investments with maturity profiles that match the expected timing of its obligations.

14.

SUPPLEMENTAL CASH FLOW INFORMATION
	Three months ended March 31,
	2008	2007
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$(98,566)	$(38,160)
Accounts payable and other current liabilities	(37,752)	(57,777)
	$(136,318)	$(95,937)

Operating activities included the following cash payments:
Interest paid	$1,099	$419
Income taxes paid	$65,904	$41,560